    As filed with the Securities and Exchange Commission on February 3, 2004


                                                    Registration No. 333-101728


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           POST EFFECTIVE AMENDMENT TO

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                        IMPALA PLATINUM HOLDINGS LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                       n/a
                   (Translation of issuer's name into English)

                            Republic of South Africa
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005

                                 (212) 250-1905

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   David Orlin
                      WINDELS, MARX, LANE & MITTENDORF, LLP
                    156 West 56th Street, New York, NY 10019
                                 (212) 237 1174
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   Copies to:
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                                 60 Wall Street
                            New York, New York 10005

                                 (212) 250-1905

It is proposed that this filing become effective under Rule 466:  X
immediately upon filing.                                         ---

                                                           on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of             Amount to be       Proposed Maximum      Proposed Maximum         Amount of
     Securities to be Registered           Registered       Aggregate Price Per   Aggregate Offering     Registration Fee
                                                                   Unit*               Price**
---------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each              N/A                   N/A                  N.A                   N/A
representing one quarter of one
ordinary share of Impala Platinum
Holdings Limited
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

         This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS


         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to the Post-Effective Amendment to Registration Statement on Form F6 which is incorporated herein by reference.


Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED


                                 Cross Reference


                                                             Location in Form of Receipt
Item Number and Caption                                      Filed Herewith as Prospectus
-----------------------                                      ----------------------------
1.     Name and address of depositary                        Introductory Article

2.     Title of American Depositary Receipts and identity    Face of Receipt, top center
       of deposited securities

       Terms of Deposit:

       (i)    The amount of deposited securities             Face of Receipt, upper right corner
              represented by one unit of American
              Depositary Receipts

       (ii)   The procedure for voting, if any, the          Articles number 15 and 18
              deposited securities

       (iii)  The collection and distribution of dividends   Articles number 4, 13, 14, 16 and 18

       (iv)   The transmission of notices, reports and       Articles number 12, 15 and 18
              proxy soliciting material

       (v)    The sale or exercise of rights                 Articles number 13 and 14

       (vi)   The deposit or sale of securities resulting    Articles number 13, 14, 16 and 18
              from dividends, splits or plans of
              reorganization

       (vii)  Amendment, extension or termination of the     Articles number 20 and 21
              deposit

       (viii) Rights of holders of Receipts to inspect the   Article number 12
              transfer books of the depositary and the
              list of holders of Receipts

       (ix)   Restrictions upon the right to deposit or      Articles number 2, 3, 4, 6 and 8
              withdraw the underlying securities

       (x)    Limitation upon the liability of the           Articles number 13, 17, 18 and 21
              depositary

3.      Fees and Charges                                     Articles number 6 and 9

Item - 2.  AVAILABLE INFORMATION

Public reports furnished by issuer                           Article number 12


         The Company furnishes the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by foreign law or otherwise under rule 12g3-2(b) under the Securities Exchange Act of 1934. These reports can be inspected by holders of receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS


         (a)(1) Form of Deposit Agreement. Form of Deposit Agreement among Impala Platinum Holdings Limited, Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all owners and holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), was previously filed as Exhibit (a) to Registration Statement No. 333-101728 and is incorporated herein by reference.

         (a)(2) Form of Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt is filed herewith as Exhibit (a)(2)


         (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.


         (d) Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously Filed

         (e)      Certification under Rule 466. Filed herewith as Exhibit (e).

         (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously Filed.


Item 4.  UNDERTAKINGS

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on January 29, 2004.


                                   Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Impala Platinum Holdings Limited.

                                   By:  Deutsche Bank Trust Company Americas,
                                        As Depositary


                                        By: /s/William Fahey
                                           -----------------------------
                                           William Fahey
                                           Vice President



                                        By: /s/Paul Martin
                                           -----------------------------
                                           Paul Martin
                                           Vice President

                                   SIGNATURES



               Pursuant to the requirements of the Securities of 1933, Impala Platinum Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Marshalltown, the Republic of South Africa on January 27, 2004.




                                     Impala Platinum Holdings Limited




                                     By: /s/ D.H. Brown
                                         -----------------------------------
                                         Name:   D. H. Brown
                                         Title:  Finance Director



                                     By: /s/ Alan Michael Snashall
                                         -----------------------------------
                                         Name:   Alan Michael Snashall
                                         Title:  Company Secretary

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on January 29, 2004.





                 Signature                                                    Title
                 ---------                                                    -----

----------------------------------                           Chairman of the Board of Directors
PG Joubert

                 *                                           Chief Executive Officer (Principal Executive Officer)
----------------------------------
KC Rumble

                 *
----------------------------------
DH Brown                                                     Director

                 *
----------------------------------
CE Markus                                                    Director


----------------------------------
JM McMahon                                                   Director
                *
----------------------------------
MV Mennell                                                   Director


----------------------------------
L Molotlegi                                                  Director

                *
----------------------------------
DM O'Connor                                                  Director

                *
----------------------------------
MF Pleming                                                   Director


----------------------------------
JV Roberts                                                   Director

                 *                                           Finance Director (Principal Financial and  Accounting
----------------------------------                           Officer)
DH Brown

                 *
---------------------------------
David  Orlin                                                 Authorized Representative in the United States





                                                          *By:/s/ Alan Michael Snashall
                                                              -----------------------------
                                                              Name:   Alan Michael Snashall
                                                              Title:  Power of Attorney

                                                  INDEX TO EXHIBITS

Exhibit                                                                      Sequentially
Number                                                                       Numbered Page
------                                                                       -------------
(a) (2) Form of Amendment to Deposit Agreement

(e) Rule 466 Certification